SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                    FORM U-57

                NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under Section 33(a) of the
            Public Utility Holding Company Act of 1935, as amended


                            AEPR GLOBAL VENTURES B.V.
                        (Name of foreign utility company)


                               AEP Resources, Inc.
   (Name of filing company if filed on behalf of a foreign utility company)


Please send a copy of all notices and correspondence concerning this Notice to:

                                J. D. Cross, Esq.
                       Vice President and General Counsel
                               AEP Resources, Inc.
                          1 Riverside Plaza, 20th Floor
                               Columbus, OH 43215
                                  614/223-1580


Pursuant to Section 33(a) of the Public Utility Holding Company Act of 1935, as amended (the "1935 Act") and Rule 57 thereunder, AEP Resources, Inc., an Ohio corporation ("Resources"), acting on behalf of AEPR Global Ventures B.V., a corporation organized under the laws of the Netherlands (the "Company"), hereby notifies the Commission that the Company is a "foreign utility company" ("FUCO") within the meaning of Section 33(a) of the 1935 Act.


ITEM 1

      State the name of the entity claiming foreign utility company status, its business address, and a description of the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. To the extent known, identify each person that holds five percent (5%) or more of any class of voting securities of the foreign utility company and describe the amount and nature of the interest.

      The name and business address of the entity for which FUCO status is claimed:

      AEPR Global Ventures B.V.
      1017 CG, Herengracht 548
      Amsterdam
      Netherlands

Description of Facilities:

      The Company indirectly will operate and manage a facility engaged in the generation of electricity that is currently under construction in San Luis de la Paz, State of Guanajuato, Mexico.

Ownership:

      AEP Holdings II C.V. ("Holdings II") owns one hundred percent (100%) of the outstanding shares of the voting securities of the Company. Resources owns, indirectly through one or more subsidiaries/entities, one hundred percent (100%) of partnership interests of Holdings II.

ITEM 2

      State the name of any domestic associate public-utility company and, if applicable, its holding company, and a description of the relationship between the foreign utility company and such company, and the purchase price paid by any such domestic associate public-utility company for its interest in the foreign utility company.

      Resources is a wholly-owned subsidiary of American Electric Power Company, Inc. ("AEP"), a registered "holding company" as defined in the 1935 Act. Consequently, the following domestic "public-utility companies" are "associate companies" of the Company:

AEP Generating Company
Appalachian Power Company
Columbus Southern Power Company
Indiana-Kentucky Electric Corporation
Indiana Michigan Power Company
Kentucky Power Company
Kingsport Power Company
Ohio Power Company
Ohio Valley Electric Corporation
Wheeling Power Company

      AEP is a "holding company" with respect to each of AEP Generating Company, Appalachian Power Company, Columbus Southern Power Company, Indiana-Kentucky Electric Corporation ("IKEC"), Indiana Michigan Power Company, Kentucky Power Company, Kingsport Power Company, Ohio Power Company, Ohio Valley Electric
Corporation ("OVEC") and Wheeling Power Company (collectively, the "AEP Subsidiaries"). In addition, OVEC is a "holding company" of IKEC.

      None of the AEP Subsidiaries have any relationship with the Company other than sharing AEP as a "holding company" and being an "associate company" of the Company. None of the AEP Subsidiaries paid any part of the purchase price for the Company.


EXHIBITS - Not applicable



                                    SIGNATURE

      The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

AEP RESOURCES, INC.


By:/s/ Jeffrey D. Cross________
Name:   Jeffrey D. Cross
Title:  Vice President and General Counsel


Dated: March 6, 2000